SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Semitool, Inc.

(Name of Subject Company (Issuer))

Jupiter Acquisition Sub, Inc. (Offeror)

Applied Materials, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Joseph J. Sweeney, Esq.

Senior Vice President, General Counsel

and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95052-8039

(408) 727-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*: N/A	Amount of Filing Fee*: N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount previously paid: $ N/A	Form or registration no.: N/A

Filing Party: N/A	Date Filed: N/A

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing on Schedule TO relates to a planned tender offer by Jupiter Acquisition Sub, Inc. (“Acquisition Sub”), a Montana corporation and a wholly-owned subsidiary of Applied Materials, Inc. (“Applied”), to purchase all of the outstanding shares of common stock, no par value per share, of Semitool, Inc. (“Semitool”), a Montana corporation, to be commenced pursuant to an Agreement and Plan of merger, dated as of November 16, 2009, by and among Applied, Acquisition Sub and Semitool. Attached hereto are copies of (i) the transcript of a conference call regarding the transaction held by Applied and Semitool on November 17, 2009, (ii) the form of an e-mail from Dr. Randhir Thakur, Senior Vice President and General Manager of the Silicon Systems Group at Applied, to customers of Applied, dated November 17, 2009 and (iii) an e-mail from Dr. Thakur to employees of Applied, dated November 17, 2009.

Forward-Looking Statements

This document contains forward-looking statements, including those relating to Applied’s anticipated acquisition of Semitool and expected benefits of the transaction, such as technology leadership, improved product capabilities, and expanded growth opportunities. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than 66 2/3 percent of the shares of Semitool common stock are tendered, clearances under the Hart-Scott-Rodino Antitrust Improvements Act or the antitrust laws of Germany are not obtained, or other closing conditions are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the effectiveness of internal controls; the level of demand for nanomanufacturing technology products, which is subject to many factors, including uncertain global economic and industry conditions, the duration and severity of the current downturn, business and consumer spending, demand for electronic products and integrated circuits, and customers’ utilization rates and capacity requirements; Applied’s ability to (i) realize synergies expected to result from the acquisition, (ii) successfully commercialize purchased technologies, (iii) develop, deliver and support a broad range of products, expand its markets, and develop new markets, (iv) attract, motivate and retain key employees, and (v) obtain and protect intellectual property rights in key technologies; and other risks described in Applied’s and Semitool’s filings with the U.S. SEC. All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof, and neither Applied nor Semitool assume any obligation to update any such statement.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced and is neither an offer to purchase, nor a solicitation of an offer to sell, shares of Semitool. This document is for informational purposes only. Holders of shares of Semitool are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of Semitool securities should consider before making any decision regarding tendering their securities. At the time the offer is commenced, Applied and its acquisition subsidiary will file tender offer materials with the SEC, and Semitool will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Semitool at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; by calling toll free at (877) 717-3936 (shareholders) or collect at (212) 750-5833 (banks and brokers); and at www.appliedmaterials.com and www.semitool.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Semitool and Applied file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by Applied or Semitool at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Applied’s and Semitool’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The following is a copy of the transcript of a conference call regarding the transaction held by Applied and Semitool on November 17, 2009.

FINAL TRANSCRIPT

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▶ ▶ ▶

Conference Call Transcript AMAT—Applied Materials to Acquire Semitool Event Date/Time: Nov. 17. 2009 / 8:30AM ET

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CORPORATE PARTICIPANTS

Mike Sullivan

Applied Materials, Inc.—IR

Mike Splinter

Applied Materials, Inc.—President & CEO

Ray Thompson

Semitool—Chairman

Randhir Thakur

Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

George Davis

Applied Materials, Inc.—CFO

Larry Murphy

Semitool—President & COO

CONFERENCE CALL PARTICIPANTS

Steven Chen

UBS—Analyst

Peter Wright

Global Crown Research—Analyst

CJ Muse

Barclays Capital—Analyst

Krish Sankar

Bank of America-Merrill Lynch—Analyst

Peter Kim

Deutsche Bank—Analyst

Chris Blansett

JPMorgan—Analyst

Gary Hsueh

Oppenheimer & Co.—Analyst

Atif Malik

Morgan Stanley—Analyst

Patrick Ho

Stifel Nicolaus—Analyst

Edwin Mok

Needham & Company—Analyst

Mehdi Hosseini

Friedman, Billings, Ramsey—Analyst

Matt Petkun

D.A. Davidson—Analyst

Ben Pang

Caris & Company—Analyst

Zabadish Ayir

Arete Research—Analyst

Graham Tanaka

Tanaka Capital Management—Analyst

Eric Marzucco

Dominick & Dominick—Analyst

Judy Delgado

Alpine Associates—Analyst

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PRESENTATION

Operator

Good morning and thank you for standing by. Welcome to the Applied Materials and Semitool’s special conference call.

During the presentation all participants will be in a listen-only mode. After the prepared remarks you will be invited to participate in a question-and-answer session. As a reminder this conference is being recorded today, November 17, 2009.

Today’s call includes forward-looking statements which are all statements other than those historical facts, including those related to Applied’s anticipated acquisition of Semitool; the expected benefits of the transaction and its projected financial impact; Applied’s strategic position; its semi-conductor equipment, strategy, and growth opportunities; the served available market and the industry outlook.

All forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Information concerning these risks and uncertainties are contained in today’s press release and in Applied Materials’ and Semitool’s filings with the Securities and Exchange Commission which are available on the Applied Materials website.

Applied Materials undertakes no obligation to update the information presented in this call.

I would now like to turn the conference over to Mike Sullivan, Vice President of Investor Relations of Applied Materials. Please go ahead, sir.

Mike Sullivan —Applied Materials, Inc.—IR

Thank you, Kristin. This morning at 4:30 a.m. Pacific Time we issued a news release announcing the agreement for Applied Materials to acquire Semitool.

Joining me on the call this morning from Applied are Mike Splinter, Chairman and CEO; George Davis, our Chief Financial Officer; Randhir Thakur, General Manager of our Silicon Systems Group; and Joe Sweeney, our General Counsel and Corporate Secretary. Mike splinter is joining us from Washington, DC.

Also here in Santa Clara are Ray Thompson, Chairman and CEO of Semitool, and Larry Murphy, its President and Chief Operating Officer.

Last week Applied delivered its financial results, market view, and business outlook for the current quarter. Today’s call will be focused on giving investors from both companies a good understanding of the agreement we announced today. Consistent with our long-standing practice, Applied will not be updating our market view or guidance during the call.

Our agenda this morning is to provide a brief overview of the agreement and then open the lines for your questions. To begin I would like to now turn the call over to Mike Splinter. Mike?

Mike Splinter —Applied Materials, Inc.—President & CEO

Thanks, Mike. Thanks to all of you for joining us on the call this morning.

In our news release today we announced the definitive agreement to acquire a Semitool, an important equipment supplier to the semiconductor and advanced semiconductor packaging industries. The acquisition will bring together Semitool’s industry leadership in advanced packaging and wafer surface preparation with Applied’s ability to engage and support the world’s leading semiconductor manufacturers.

The agreement has been approved by the Boards of Directors of both companies.

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We believe this combination will result in excellent value for our customers in bringing them a more complete set of equipment solutions and for our shareholders in delivering growth and bottom-line performance.

As Applied discussed on our recent earnings call, we are in the early stages of a semiconductor industry recovery. We believe this recovery offers opportunities to provide leadership in semiconductor equipment, particularly where market trends and technology transitions drive new customer requirements. The acquisition will allow us to address two key inflection points in the market related to the transition of semiconductor device packaging from die level wire bonding to wafer level packaging, and that of memory manufacturers from aluminum to copper-based interconnects.

These technologies enable small form factor, low power, high-performance systems needed for high volume mobile devices such as cell phones, notebook PCs, MP3 players, and digital cameras. Semitool has strong relationships with leading packaging houses while Applied serves the world’s leading semiconductor manufacturers, many of whom are now moving into wafer level packaging.

We have worked closely with Semitool over the last two years in both technology development and at customer sites. We are excited by the combination of growth opportunities and we are confident in its ultimate success.

Semitool has a history of developing high-value, innovative equipment and services. We are very impressed with the Company that Ray and Larry have built and are excited to build on the innovation and technology that Semitool represents. Finally, I would like to welcome Semitool’s management team and all of their employees into the Applied Materials family.

Now I will turn the call over to Ray Thompson, Semitool’s Chairman and CEO. Ray?

Ray Thompson —Semitool—Chairman

Thank you. I am pleased to join Mike and his team in making this announcement today and to express my complete support for this transaction. I believe that Applied Materials is a great home for the company that I brought to Montana 30 years ago and for Semitool’s organization of talented men and women.

We have been working closely with Applied over the last two years to develop and deliver advanced solutions to our customers. Our products are complimentary and together we will be even better positioned to provide our global customers with leading advanced packaging and semiconductor equipment and support. We believe that both Semitool and Applied’s shareholders will benefit from this combination.

Our executive team looks forward to supporting the integration plan and continuing to build value for our customers and for Applied.

With that I will turn the call over to Randhir Thakur, Vice President and General Manager of Applied’s Silicon Systems Group. Randhir?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Thank you, Ray. The acquisition of Semitool provides Applied Materials with an opportunity to provide a more complete offering for the high-growth advanced packaging market. Applied currently has products in the areas of deposition, etch, and planarization, which are key to wafer level packaging process flow. Semitool is already the leading equipment provider in plating for packaging.

The addition of Semitool’s equipment offering to Applied provides a suite of products for wafer level packaging. Dataquest estimates this market to be one of the highest growth areas in the semiconductor equipment with a servable market of nearly $500 million in 2010 growing to over $750 million in 2012. We look to Semitool’s established customer base in the packaging market as a means to accelerate our presence in the semi conductor packaging equipment market.

We believe Applied will provide significant value to Semitool’s existing customer base through a more complete product offering and with our global service and support infrastructure.

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We believe the combination also benefits Applied’s copper offering for advanced semiconductor manufacturing. Semitool is an industry leader at memory customers in their transition to copper. Their strong plating cell technology will be instrumental in addressing the need for ever smaller copper interconnects in DRAM and NAND chips.

Semitool’s RAIDER platform for single-wafer, automated, multi-chamber process steps provides the highest throughput in the smallest footprint available and serves as the common platform among many of Semitool’s addressable markets. The single wafer segment is large and growing as customers continue to transition away from batch wafer processing solutions.

We formed a partnership with Semitool in 2007 where we co-developed integrated technology solutions for both advanced packaging and semiconductor manufacturers. This collaboration has enabled Applied to integrate the process steps and as well as embark on programs to reduce the cost of interconnecting stacked chips in a small form factor package.

Semitool and Applied have also improved upon copper interconnect integration for semiconductor device manufacturers at advanced technology nodes. This acquisition represents a logical next step for both companies and will give us a real advantage in the marketplace.

We are extremely impressed with Semitool’s people, products, and technology, and we are committed to building on the foundation established by Ray Thompson. Semitool will remain in Kalispell and be operated as a business unit of our Silicon Systems Group. We are excited to have the Semitool team join Applied and I look forward to welcoming the talented employees to the Company. I will be meeting them in person this afternoon.

With that I will turn the call over to George Davis. George?

George Davis —Applied Materials, Inc.—CFO

Thank you, Randhir, and good morning to everyone. I would like to add my welcome to Semitool’s employees worldwide.

We are very pleased to announce this combination with our Silicon Systems business. We view technology transitions as important opportunities to provide product leadership and improve our competitive position. Acquiring Semitool further enhances Applied’s ability to provide customer solutions for advanced packaging and memory conversion to copper — two of the technology transitions we have highlighted as focus areas.

Furthermore, as the industry enters the early phase of the recovery this is an excellent time for this combination to address capacity and technology purchases by our combined customer base. Finally, we already know Semitool very well based on the successful partnership discussed earlier. Customers will benefit from a more comprehensive product offering supported by our industry-leading services organization.

I will now cover the financial aspects of the transaction.

Under the terms of the agreement we expect to acquire all of the outstanding Semitool common stock for $11 per share in cash or approximately $364 million on a fully diluted basis. This represents a 31% premium over their closing price yesterday.

The acquisition will be structured as a tender offer for all of the outstanding shares of Semitool common stock followed by a second-step merger to acquire any remaining shares not acquired in the tender offer. The tender offer is expected to close before calendar year-end subject to customary regulatory approvals and other customary closing conditions.

We expect the acquisition to be cash accretive in the first full year of operations and GAAP accretive within two years. We will give more guidance on the financial impact of the acquisition after closing.

With that let me hand the call back over to Mike Sullivan.

Mike Sullivan —Applied Materials, Inc.—IR

Thank you, George. Now we would like to open the call for your questions.

As a reminder the Q&A session will be focused on today’s agreement. To help us reach as many of you as we can, please ask just one question and no more than one brief follow-up. Kristin, let’s begin.

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QUESTION AND ANSWER

Operator

(Operator Instructions) Steven Chen, UBS.

Steven Chen —UBS—Analyst

Good morning, everybody. Can you talk, George, maybe about the manufacturing operations at Semitool and will this be integrated into Applied’s overall global operations? And how quickly should we think about this perhaps being done?

George Davis —Applied Materials, Inc.—CFO

Sure. As we said, we will continue to operate the business out of Kalispell. The manufacturing part of Semitool is very important to their product portfolio and to the RAIDER platform.

Randhir, was there anything else you wanted to add to that?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Well, I think that some of the synergies that we will see right away, which can accelerate the product activities; we want to make sure that we use Applied Materials’ infrastructure to support that in Kalispell.

Steven Chen —UBS—Analyst

Okay. And one quick follow-up, Randhir, you didn’t mention anything about Semitool’s solar equipment development. What is the thinking on the solar equipment the Semitool has to offer? Does it fit into Applied’s solar equipment offering?

George Davis —Applied Materials, Inc.—CFO

Steven, I will answer it. This is George. We are looking at all of their product offerings. As you know, Semitool has a reputation as being very creative and developing products for a number of potential applications. We are certainly looking at those and we will give more guidance once the deal closes.

Mike Splinter —Applied Materials, Inc.—President & CEO

The key to the rationale for the acquisition is really primarily about the transitions in the semiconductor industry.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, Steven.

Operator

Peter Wright, Global Crown Research.

Peter Wright —Global Crown Research—Analyst

Congratulations to all parties who are now joining forces. Two questions I guess.

First for Applied. I recognize you guys have TSV, chip stacking 3D, and people you have been working with — Semitool I guess for the last two years at somewhat entering the package market. But I wonder what this acquisition and bringing it in house and now addressing more package customers directly means for your overall product portfolio.

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Do you see your product portfolio extending past front end and growing more significantly in the backend? And if so, how significant can this strategy become in the coming years?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

I will take that. I think the key here is that our customers are already seeing the transitions where the wafer level packaging is becoming important. The through-silicon via and under-bump materialization areas are becoming critical. So really at this stage to separate inside the fab activities from the packaging, the lines are very blurry and the technology challenges are increasing.

As I mentioned in my statements, we already have the activities in the deposition, in the planarization, and in the etch areas because the technical requirements have to be met for the advanced packaging. So the plating capability that we are going to have that as a joint company adds to the that existing portfolio to strengthen the development that we need to do with our customers going forward to really make this mainstream.

As far as the market and enhancement of our portfolio, we stated that the SAM for next year is about $500 million and by 2012 it is projected by Dataquest to grow to about $800 million.

Peter Wright —Global Crown Research—Analyst

As a quick follow-up, if I could ask I guess Ray. Obviously you have been working with Applied for the last two years, but I think the number one question on Semitool’s shareholders’ minds is is there a potential suitor out there that could drive a bidding war?

Can you give us some idea of why you specifically feel the combination with Applied would create just inherently more value than with any other equipment vendor out there?

Ray Thompson —Semitool—Chairman

Sure. Applied’s strength in the market place versus ours with respect to a very high ASP product is a great combination in my opinion, and their muscle out there I believe will enhance our order rate considerably. I really expect that.

Mike Sullivan —Applied Materials, Inc.—IR

Great. Thank you, Peter.

Operator

CJ Muse, Barclays.

CJ Muse —Barclays Capital—Analyst

Good morning to you guys out there. I guess first question, big picture strategically — and this is to Applied — does this acquisition signal a greater focus on signal with the change in management there or is this just a one-off acquisition?

George Davis —Applied Materials, Inc.—CFO

Let me just add my thoughts and then, Mike, you may want to jump in as well.

I think this is clearly — we have clearly been strategically focused on the semiconductor segment for a long time. And as we have said, we have looked for these technology inflections as opportunities to strengthen our position and it’s one of the reasons we think this particular acquisition has such strong merits.

Mike, did you want to add anything?

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Mike Splinter —Applied Materials, Inc.—President & CEO

I think you stated it clearly, George. Semiconductor equipment is our core business. The services that support that are key. I think the fit here between the technologies and products the two companies have are very complementary, so it fits in to our overall strategy and our core business.

So I think it’s a natural thing for us to do. Certainly doing these kind of things in the future, we are still thinking very strongly about investments in semiconductors.

CJ Muse —Barclays Capital—Analyst

Great, thank you.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, CJ. Kristin, back to you.

Operator

Krish Sankar, Bank of America-Merrill Lynch.

Krish Sankar —Bank of America-Merrill Lynch—Analyst

The first question I had is, George, how does this impact the cost reduction targets you discussed last week?

George Davis —Applied Materials, Inc.—CFO

This is really separate from that. The cost reduction targets didn’t take into account any M&A. We think bringing these companies together can create additional efficiencies and we see both revenue and cost synergies of these two businesses coming together. But it’s separate from what we talked about last week.

Krish Sankar —Bank of America-Merrill Lynch—Analyst

Got it. Also, obviously the bigger opportunities on the packaging side returning to — but given your presence in electroplating, how would you guys think about revisiting your other past positions such as exiting implantation?

George Davis —Applied Materials, Inc.—CFO

I think our decisions to exit were based on the investment opportunities that we saw at the time. We didn’t believe with the product portfolio that we had and the businesses that we exited that we could return value to our shareholders, and that is what drove our decision. We think this transaction creates value for our shareholders and positions us very well in two key emerging markets. So I think they are very different rationales.

Krish Sankar —Bank of America-Merrill Lynch—Analyst

Thank you.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, Krish.

Operator

Stephen O’Rourke, Deutsche Bank.

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Peter Kim —Deutsche Bank—Analyst

Good morning. This is Peter Kim for Stephen O’Rourke. I had a question regarding the opportunities for plating in the memory space. Relative to the backend that you talked about in the flip chip packaging area what do you see is the larger opportunity for Applied’s acquisition of Semitool?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

I think that we want to, Peter, support the memory customers we have currently — the interconnect or plating-related activities with the memory customers. And we will continue to support that.

In terms of the larger picture, as you know a lot of our copper barrier seed activities are really the foundation to formation of the backend of the line, our overall stack. In that interconnect space the activities we have on memory as we go to the next, more aggressive nodes will continue to support that.

Peter Kim —Deutsche Bank—Analyst

Okay. And then quickly, with regards to the wet clean — Semitool has a presence in wet clean. Do you anticipate competing in the single wafer wet clean with the Semitool’s acquisition?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Our plan is — as we highlighted about the RAIDER platform, on this we have the capabilities in addition to the electroplating in order to support both the wafer level packaging as well as the interconnect requirements. We have to use the integrated clean. We have to use the integrated anneals that are all part of this RAIDER platform, and that is the space where we will focus on integrated clean and the electroplating activities.

Peter Kim —Deutsche Bank—Analyst

Great.

Mike Sullivan —Applied Materials, Inc.—IR

Thank you, Peter.

Operator

Chris Blansett, JPMorgan.

Chris Blansett —JPMorgan—Analyst

Good morning, gentlemen. I wasn’t sure if you can give us some update on Semitool’s position in the electroplating and cleaning segments and how big you think those markets are going to be relative to the broader wafer fab equipment market.

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

The electroplating market, Chris, as it applies to our focus areas for packaging space, this will be — to give you a flavor it’s about 50% of the total SAM. So in 2010 about $250 million of it is going into the packaging space and that is really where our focus will be.

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Chris Blansett —JPMorgan—Analyst

And for electroplating for back-end of line activities?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

On back-end of the line activity we currently have with RAIDER the existing install base with memory customers primarily, and we will continue to support that.

Chris Blansett —JPMorgan—Analyst

Any general discussion on how big that overall market is and I guess what Semitool’s market share is of that?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

The focus around packaging with existing products that we have, we will integrate this in to the packaging space which is about in the next three years about $800 million SAM total.

Mike Sullivan —Applied Materials, Inc.—IR

Okay. Thanks, Chris.

Operator

Gary Hsueh, Oppenheimer.

Gary Hsueh —Oppenheimer & Co.—Analyst

Thanks. A few quick questions. First question on electroplating for semis; is there anything inherently in the (technical difficulty) which is segmented customer base? Any kind of future plans or any ideas why an electroplater from Semitool really can’t cross over to the logic space? And one more follow-up after that.

George Davis —Applied Materials, Inc.—CFO

Sure. Gary, I am sorry but your phone was intermittent just now. Would you mind rephrasing your first question so we can make sure we heard it correctly?

Gary Hsueh —Oppenheimer & Co.—Analyst

Yes. Sorry, I am forced here on my cell phone. But just wanted to understand why the electroplater from Semitool was just sequestered in the memory segment and whether or not there are any plans or if there is any ability for that product to transition to the logic segment as well?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

The way we look at the electroplating capability was for the readiness of RAIDER as platform. It really coincided with the major trend or the inflection in the memory space, because as you know memory switched to the copper interconnect in the back-end area for aluminum copper transition much later. And that is really where the RAIDER platform came into play and has stayed in there.

Our focus, therefore, just to make sure we are going to, in addition to the memory part, the large focus here is on the wafer level packaging. The demand and the pull in the through-silicon via and the bump area is towards the packaging. And that is really today our customers are looking for technology differentiation and that is the inflection we want to utilize this product for mainly.

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Gary Hsueh —Oppenheimer & Co.—Analyst

Okay. Great, Randhir. And follow-up here for George Davis. George, now that you have acquired a company would Applied Materials will be interested in divesting underperforming business units?

George Davis —Applied Materials, Inc.—CFO

Yes, I think we are always willing to take a look at our portfolio. We have taken a lot of portfolio actions over the last three years and will continue to look at that. We feel very good though about our overall portfolio in the semiconductor space and we think this is a good addition.

Mike Sullivan —Applied Materials, Inc.—IR

Great. Thanks, Gary.

Operator

Atif Malik, Morgan Stanley.

Atif Malik —Morgan Stanley—Analyst

Our analysis shows that copper migration for DRAM is actually not that big of a market, about $100 million. So is it fair to conclude your primary focus is acquiring Semitool to enter the TSV or the packaging market? And then I have a follow-up.

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Yes, that would be our primary focus. But I just want to highlight the fact that we have existing memory customers doing the interconnect with this electroplating capability and we will continue to support them.

George Davis —Applied Materials, Inc.—CFO

Remember, on the memory side we still haven’t seen yet really the capacity buys. We are just starting to see the technology buys now so I think it may be a little hard to really see the real potential in that market with the numbers that we are seeing today.

Atif Malik —Morgan Stanley—Analyst

And your expectation that capacities are somewhere in 2011 or next year?

George Davis —Applied Materials, Inc.—CFO

We think that somewhere in the earliest to the latter half of 2010 maybe is in the — maybe 2011.

Atif Malik —Morgan Stanley—Analyst

Okay. And then I know in a couple of the big memory makers, for example, [Otida], are quite active in TSV and in this market. I just wanted to know Semitool historically or publicly has Semitool — is Semitool involved in all the major memory makers in advanced packaging for TSV or is this more narrow?

George Davis —Applied Materials, Inc.—CFO

Maybe I will let Larry Murphy address that.

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Larry Murphy —Semitool—President & COO

Yes, we are. Everywhere in the world where they are ramping up their advanced packaging, whether it’s TSV or wafer level packaging, bumping the memory sector, we are partaking in that right now.

Mike Sullivan —Applied Materials, Inc.—IR

Great. Thanks, Atif.

Operator

Patrick Ho, Stifel Nicolaus.

Patrick Ho —Stifel Nicolaus—Analyst

Thanks a lot. In recent years Applied has been the focus obviously a lot more in terms of growing its solar business through both acquisitions and your own organic needs. Is this acquisition maybe a bit of a shift in strategy or was this kind of a one-off just because of the opportunity that presented itself? Thank you.

George Davis —Applied Materials, Inc.—CFO

I wouldn’t call it a shift in strategy. What I would say is we have certainly been looking for the right kind of opportunities for product opportunities within the semiconductor space. Quite frankly, with the last few acquisitions we have seen opportunities in both display and in solar that we thought were attractive and could create value.

This is the first deal that we have seen in some time in the semiconductor space where the fit is so good. The products are very complementary. We know each other exceptionally well, work very well together, and we have kind of a common view of where we need to be positioned going forward.

So it’s a very good opportunity and if we were to find other opportunities like this we would act on them as well.

Patrick Ho —Stifel Nicolaus—Analyst

Great, thank you.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, Patrick.

Operator

Edwin Mok, Needham & Company.

Edwin Mok —Needham & Company—Analyst

I was just wondering regarding the battery count margin development that, Ray and Larry, you guys are working on, are you guys still going to pursue that? Would that derail that effort?

George Davis —Applied Materials, Inc.—CFO

Like we said, the teams are getting together to put their integration plans together. It will include looking at all the products. There are a number of products that we will look at and after the integration plan is together we will talk about the products that will be supported going forward.

FINAL TRANSCRIPT

Edwin Mok —Needham & Company—Analyst

Great. And then my follow-up is for you, George, as well. I was a little surprised that you said that you expect the acquisition just to be cash flow accretive in the first year given that — at least I was projecting Semitool to be profitable in the coming year.

I was wondering if there was additional cost that is not applied to Semitool’s model or there is — can you explain why that is the case?

George Davis —Applied Materials, Inc.—CFO

Sure. With any acquisition you are going to have the one-time acquisition costs for bankers’ fees and for integration activities. We think it’s very important to integrate Semitool worldwide as quickly as possible. It’s really those one-time costs that would impact GAAP accretion.

Mike Sullivan —Applied Materials, Inc.—IR

Right. Thanks, Edwin.

Operator

Mehdi Hosseini, Friedman Billings Ramsey.

Mehdi Hosseini —Friedman, Billings, Ramsey—Analyst

I have a question for George as a follow-up to the previous question. When we talk about the cash even for next year how should we think about synergies? Is it mostly driven by cost synergies or top line? Or how should we break out those two items that would help you with the cash accretion for next year?

George Davis —Applied Materials, Inc.—CFO

Sure. I think that we will see both cash or cost and revenue synergies next year. Again, at close we can talk more about that as the integration teams flesh those out a little bit more. But we see an opportunity to use Applied Materials’ global footprint to be more efficient over time.

Mehdi Hosseini —Friedman, Billings, Ramsey—Analyst

And then just as a follow-up to that, help me understand. Do you still have any services-related revenue that is going to be moved or pushed into the AGS group?

George Davis —Applied Materials, Inc.—CFO

Yes. As part of the integration we would expect the architecture of Semitool to fold into our architecture, which has services separate from the business group.

Mike Sullivan —Applied Materials, Inc.—IR

Thank you, Mehdi. (multiple speakers) Go ahead, Mehdi. If you want to follow that up, that is fine.

Mehdi Hosseini —Friedman, Billings, Ramsey—Analyst

I was going to say, is services for Semitool more than 20% of their overall revenues?

FINAL TRANSCRIPT

George Davis —Applied Materials, Inc.—CFO

Semitool doesn’t normally break those things out. Larry, I don’t know if you want to comment on those? Obviously we are still two independent companies so (multiple speakers)

Larry Murphy —Semitool—President & COO

Typically, it’s around 20%. It’s around that number.

George Davis —Applied Materials, Inc.—CFO

Could you hear that? Did you hear that, Mehdi? It’s about 20% (multiple speakers)

Mehdi Hosseini —Friedman, Billings, Ramsey—Analyst

Please?

George Davis —Applied Materials, Inc.—CFO

About 20% typically.

Mehdi Hosseini —Friedman, Billings, Ramsey—Analyst

Okay. Great, thank you very much.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, Mehdi.

Operator

Matt Petkun, D.A. Davidson.

Matt Petkun —D.A. Davidson—Analyst

Thanks for taking my question. First, I just wanted to thank Ray for his contributions to the industry. It has been a long time and we have enjoyed working with you. So thanks a lot, Ray.

One quick question. Most of my questions have been asked, but you guys talked about customers for Semitool on the copper plating side for memory but historically Semitool has had a good position with one of the major microprocessor manufacturers. Larry Murphy, is there any reason to believe — although those guys haven’t spent a lot in the last year — that that is not something that could continue?

Larry Murphy —Semitool—President & COO

There is no reason not to believe that, Matt. We certainly value that customer and we expect good things going forward.

FINAL TRANSCRIPT

Matt Petkun —D.A. Davidson—Analyst

Okay, good. Thank you so much. Congratulations.

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Also I just want to echo your sentiment regarding Ray Thompson and his contribution to see the semiconductor industry. We fully agree.

Mike Sullivan —Applied Materials, Inc.—IR

Great, thank you.

Operator

Ben Pang, Caris & Company.

Ben Pang —Caris & Company—Analyst

Thanks for taking my question. First, on the $500 million served market that you had (technical difficulty). What is the actual add to that served market for Applied Materials because of this (technical difficulty)?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

So far we participated in this market through the deposition, CBD deposition, and the etch area and the CMP area, and that part of the SAM is about $250 million for 2010.

Ben Pang —Caris & Company—Analyst

Okay. In terms of the number of customers for the $500 million or the $800 million in 2012, how many customers does that entail? And what is the market share for Semitool for those products?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

The customer base here is largely the ratio, why it’s more of memory customers initially; the foundry customers because of mobile applications that are really demanding this transition, as Mike pointed out in his opening comments. And that is where the market is at.

Mike Sullivan —Applied Materials, Inc.—IR

Great, thank you.

Operator

[Zabadish Ayir], Arete Research.

Zabadish Ayir —Arete Research—Analyst

Thanks for taking my call. Congratulations once again. Just one quick question to George or to Ray. What kind of levers do you have in terms of improving Semitool’s gross margins to be aligned with your Silicon Systems gross margins? Thank you.

FINAL TRANSCRIPT

George Davis —Applied Materials, Inc.—CFO

Sure, I can take that. Obviously we have a global supply chain. We have manufacturing operations and capability all over the world and a very strong engineering team that supports our manufacturing, which we think when combined with the very talented folks in Kalispell can make that overall process more efficient. It can create long-term savings opportunities as we integrate the global supply chain. So we are very confident that there will be synergy opportunities in that respect.

Zabadish Ayir —Arete Research—Analyst

Yes, a quick follow-up to Randhir. Semitool has been kind of pushing forward for in the copper barrier seed segment on direct plating concept. How do you view that given that you have a strong position in your copper barrier seed? How does that impact that opportunity there? Thanks.

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

I think the key here is that when we look at the copper barrier seed at advanced nodes that is where some of the challenges are. Direct on barrier deposition is key to it and we are fully going to make sure that we enable through this our existing integrated capabilities in the interconnect space. Part of it is also a strong intellectual property position in terms of the chemistry as well as the hardware that Semitool has, which is key to the whole interconnect sector.

Mike Sullivan —Applied Materials, Inc.—IR

Great, thank you.

Operator

Edwin Mok, Needham & Company.

Edwin Mok —Needham & Company—Analyst

Great, just a quick question. Any possibility of integrating the RAIDER platform with Applied’s existing platform, maybe as a front end? And also any [content margin] you guys are developing that potentially can be used on the RAIDER platform?

Randhir Thakur —Applied Materials, Inc.—SVP, General Manager, Silicon Systems Group

Yes, as George mentioned earlier, as we go through our integration plans in the next weeks it will become more evident where the synergies are. As we highlighted, there are some of the very existing capabilities both in hardware and software that we have for improving the product, and there are a lot of technical capabilities that exist currently in Semitool that they have.

We are going to look through both teams to make sure that we come to looking at these capabilities in an accelerated manner.

Edwin Mok —Needham & Company—Analyst

Great, that is all I have. Thanks.

Mike Sullivan —Applied Materials, Inc.—IR

Thanks, Edwin.

Operator

Graham Tanaka, Tanaka Capital Management.

FINAL TRANSCRIPT

Graham Tanaka —Tanaka Capital Management—Analyst

Congratulations; we have been following both of you closely. And congratulations again to Ray.

Just wondering if you would share with us a little bit more, maybe the volume levels you are talking about for accretion for next year. And then we know, of course, that historically actually Semitool had higher gross margins so I wasn’t sure exactly what was implied for a statement on gross margins for this business in the future years? Thanks.

George Davis —Applied Materials, Inc.—CFO

Again, we think it will be modestly accretive in the first year on a cash basis as we absorb the cost of the transaction and then we expect it to be GAAP accretive in the second year. We will give more guidance again after we close the transaction.

Graham Tanaka —Tanaka Capital Management—Analyst

Okay. And then (multiple speakers)

Mike Sullivan —Applied Materials, Inc.—IR

Graham, did you have a follow-up?

Graham Tanaka —Tanaka Capital Management—Analyst

Yes, I just meant on gross margins Semitool actually enjoyed 50% gross margins in prior peak years. And I was just wondering if that was in the cards, in your plans for future years and better market cycle periods.

George Davis —Applied Materials, Inc.—CFO

Yes, we think for the same basis that I talked about synergies that we will be able to open up any existing margins by combining the two companies.

Graham Tanaka —Tanaka Capital Management—Analyst

Thank you.

Mike Sullivan —Applied Materials, Inc.—IR

Great. Thanks, Graham. Kristin, we will take the last two questions please.

Operator

Eric Marzucco, Dominick & Dominick.

Eric Marzucco —Dominick & Dominick—Analyst

Good morning, guys. Congratulations on the deal. My first question was I know you have — of course, your top shareholder is in a voting agreement. Have you had discussions with any other of your larger shareholders?

FINAL TRANSCRIPT

George Davis —Applied Materials, Inc.—CFO

No, not at this time.

Eric Marzucco —Dominick & Dominick—Analyst

Got you. And could you talk a little about the process, I guess discussions how they started, at what point between you guys?

George Davis —Applied Materials, Inc.—CFO

As you know, as we said from the partnership, we have been working with Semitool for a very long period of time. Periodically we have looked at whether the combination made sense, but really it’s recently the combination of having worked together, understand each other, and then both of us seeing or taking a view on these inflections ahead of us.

I think the combination makes sense now to people and that is really what is driving the action today.

Eric Marzucco —Dominick & Dominick—Analyst

Got you.

Mike Sullivan —Applied Materials, Inc.—IR

Thank you (multiple speakers)

Eric Marzucco —Dominick & Dominick—Analyst

Now was this just a one-on-one negotiated process or was it part of a larger process?

George Davis —Applied Materials, Inc.—CFO

We will communicate all of the history of the transaction in the documents that we file.

Eric Marzucco —Dominick & Dominick—Analyst

Thanks, guys.

Operator

[Judy Delgado], Alpine Associates.

Judy Delgado —Alpine Associates—Analyst

Good morning, gentlemen. Congratulations on the deal and actually our questions have been answered.

George Davis —Applied Materials, Inc.—CFO

Great, thank you.

FINAL TRANSCRIPT

Mike Sullivan —Applied Materials, Inc.—IR

Okay, thank you very much. So what we would like to do is just thank everyone for joining us this morning. A replay of this call will be available on our website beginning at 12 p.m. Pacific Time today and it will remain posted until December 1.

Thank you for your continued interest in Applied Materials.

Operator

This concludes today’s conference call. You may now disconnect.

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The following is the form of an e-mail from Dr. Thakur to customers of Applied, dated November 17, 2009.

Today we announced an agreement under which Applied Materials has agreed to acquire Semitool. Semitool will be integrated into Applied Materials’ Silicon Systems business unit once the transaction closes. The acquisition is expected to close before calendar year end, subject to acceptance by Semitool’s shareholders, regulatory approvals and other customary closing conditions. Larry Murphy, current President and Chief Operating Officer of Semitool will lead this business group as its general manager, reporting to me.

We believe this merger is a winning proposition for you. Semitool has technology leadership in advanced packaging through its electrochemical deposition and associated wafer surface preparation product. This complements our advanced packaging equipment in deposition, etch and planarization and provides us a complete suite of products to address your advanced wafer level packaging needs. We are excited by this combination because, together, we can accelerate the global adoption of next generation packaging technology.

We also believe that the combination benefits Applied Materials’ copper offering for advanced semiconductor manufacturing. Semitool has had a long-term presence in copper plating technology. Its strong plating cell technology and intellectual property will be instrumental in addressing the need for ever-smaller copper interconnects and will enhance our product portfolio to better enable us to meet your requirements.

As we work towards the completion of this transaction, please be assured that we will remain focused on your needs and, should you have any concerns, please do not hesitate to contact me or Erix Yu directly. Questions regarding support for any of your existing Semitool products should continue to be directed to your usual Semitool sales contact during this interim period prior to the close of the transaction.

All of us at Applied Materials appreciate the trust and confidence that TSMC places with us, and we will do everything we can to ensure a close and productive relationship.

Regards,

Dr. Randhir Thakur

Senior Vice President and General Manager

Silicon Systems Group

The following is a copy of an e-mail from Dr. Thakur to employees of Applied, dated November 17, 2009.

To:	All Employees, Contractors and Temporary Workers

From:	Dr. Randhir Thakur, Senior VP & GM, Silicon Systems Group

Subject:	Acquisition of Semitool

Mike Splinter and I are pleased to announce that Applied Materials has agreed to acquire Semitool, a world leader in the design, development, manufacture and support of high performance precision chemical processing equipment. The purchase, announced today, will be finalized in the coming months.

This acquisition will bring together Semitool’s technology and product leadership in advanced packaging through its electrochemical deposition and associated wafer surface preparation products. Semitool’s product portfolio complements our advanced packaging equipment in deposition, etch and planarization and provides us a complete suite of products to address the advanced wafer level packaging needs. This combination will accelerate the global adoption of next generation packaging requirements and put Applied Materials in a leadership position in this fast-growing market segment. Semitool has a strong presence in customer packaging houses that can help us better position compatible SSG products and already has an established presence among some of our most important IC customers around the world.

Additionally, this combination solidifies Applied’s copper offering for advanced semiconductor manufacturing. Semitool has enjoyed a long-term presence in copper plating technology. Its strong plating cell technology and intellectual property will be instrumental in addressing the need for ever-smaller copper interconnects and will complete our product portfolio to better enable us to meet our customers’ needs.

Please welcome Semitool and its employees to the Applied Materials team!